SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of September, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda Urbanización Costa del Este Complejo Business Park, Torre Norte Parque Lefevre Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - COPA AIRLINES SIGNS MAINTENANCE AGREEMENT WITH PANAMA AEROSPACE ENGINEERING, A SUBSIDIARY OF ST AEROSPACE

Copa Airlines Signs Maintenance Agreement With Panama Aerospace Engineering, a Subsidiary of ST Aerospace

The Agreement Will Enable the Airline to Have Heavy Maintenance of its Boeing Fleet Performed in Panama

          PANAMA CITY, Sept. 5 /PRNewswire-FirstCall/ -- Copa Airlines today announced the signing of a maintenance agreement with Panama Aerospace Engineering (PAE), a subsidiary of Singapore Technologies Aerospace LTD.  As part of this agreement, Copa Airlines will perform all heavy maintenance of its Boeing Next Generation fleet in PAE’s new facilities in Howard Airport, located a short distance from Panama City.  Currently Copa Airlines outsources its heavy maintenance with a third party MRO provider in the United States.

          “At Copa Airlines, we aim to provide passengers with world class service and the best travel options in America with convenient connections through our Hub of the Americas in Panama.  To meet our expansion plans, we are pleased to have a reputed and world class MRO provider like ST Aerospace in Panama to support our growing fleet.  This contract marks a new and growing cooperation between Copa Airlines and ST Aerospace,” commented Mr. Pedro Heilbron, CEO of Copa Airlines.

          “Our agreement with ST Aerospace will ensure first-class MRO services for Copa Airlines aircraft in a very convenient location, which will reduce cost for Copa Airlines, not only by lowering our heavy maintenance costs, but by eliminating long-distance ferry flights and positioning of staff,” commented Captain Larry Ganse -- Senior Vice-president of Operations.

          PAE will provide maintenance and modification services for Boeing and Airbus aircraft, as well as serve the maintenance needs of Copa Airlines and other customers from Central, North and South America. It will leverage on ST Aerospace’s network of MRO capabilities and worldwide customer base and aims to build a capacity of more than 1.2 million manhours and employ a workforce of 1,000 skilled engineers and technicians.

          About Copa Airlines

          Copa Airlines, a subsidiary of Copa Holdings (NYSE: CPA - News), is a leading Latin American provider of passenger service. Copa Airlines currently offers approximately 110 daily scheduled flights to 35 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Copa and Continental share a strategic alliance partnership that includes joint participation in Continental’s award-winning frequent flyer program, OnePass. For more company information, visit http://www.copaair.com .

          About ST Aerospace

          ST Aerospace is the aerospace arm of ST Engineering. Operating a global MRO network with facilities in Asia Pacific, Europe and the United States, it is the world’s largest airframe MRO with a global customer base that includes many of the world’s leading airlines, airfreight operators and military operators.  ST Aerospace provides a full spectrum of maintenance and engineering services through its three business segments: Aircraft Maintenance & Modification (AMM), Component / Engine Repair & Overhaul (CERO), and Engineering & Materials Services (EMS). Its services include airframe, engine and component maintenance, repair and overhaul; engineering design and technical services; and aviation materials and management services, including Total Aviation Support.  ST Aerospace has a global staff strength of more than 6,000 engineers and technical specialists. Please visit http://www.staero.aero .

          This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this presentation include those described under the caption “Risk Factors” and “Special Note About Forward- Looking Statements” in the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 09/05/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO